21002617

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 01 2021
Washington DC
413

| SEC FILE NUMBER |
|---|
| 8-49253 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNITED CAPITAL MARKETS INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 CRANDON BLVD, STE 167
(No. and Street)

KEY BISCAYNE (City) FL (State) 33149 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL NELSON (305) 365-0527
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HANCOCK, ASKEW & CO., LLP
(Name – *if individual, state last, first, middle name*)

325 ALMERIA AVENUE (Address) CORAL GABLES (City) FL (State) 33134 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, DENNIS JOHN DEVANEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNITED CAPITAL MARKETS INC., as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Michael Nelson
My Commission GG 312760
Expires 05/04/2023

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# UNITED CAPITAL MARKETS, INC.

## Financial Statements
## and
## Independent Auditor's Report
**Year Ended December 31, 2020**

# United Capital Markets, Inc.

## Contents

## Report of Independent Registered Public Accounting Firm

The Stockholder
United Capital Markets, Inc.
Key Biscayne, Florida

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of United Capital Markets, Inc. (the Company) as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of United Capital Markets, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Company's auditor since 2016.

Hancock Askew + Co., LLP

Coral Gables, Florida
March 1, 2021

# United Capital Markets, Inc.

## Statement of Financial Condition

| *December 31,* | | 2020 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 2,312,704 |
| Deposits with clearing organization | | 500,000 |
| Due from clearing organizations | | 213,720 |
| Property and equipment, (net of accumulated depreciation of $72,629) | | 37,863 |
| Prepaid expenses and other assets | | 89,470 |
| **Total assets** | $ | 3,153,757 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 75,674 |
| Due to related parties | | 27,196 |
| **Total liabilities** | | 102,870 |
| **Stockholder's equity** | | |
| Common stock, no par value 2,000 shares authorized, 100 shares issued and outstanding | | 6,000 |
| Additional paid-in capital | | 88,939,062 |
| Accumulated deficit | | (85,894,175) |
| **Total stockholder's equity** | | 3,050,887 |
| **Total liabilities and stockholder's equity** | $ | 3,153,757 |

*See accompanying notes to financial statements.*

**1. Summary of Significant Accounting Policies**

**Organization**

United Capital Markets, Inc. (the "Company"), a wholly owned subsidiary of United Capital Markets Holdings, Inc. (the "Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets equity securities, fixed income securities, including private label asset-backed and government agency securities, to other broker-dealers and financial institutions through its office located in Florida.

The Company clears its securities transactions on a fully disclosed basis through Axos Clearing, LLC (the "clearing organization").

**Cash and Cash Equivalents**

For purposes of the statement of cash flows, the Company considers all financial instruments having an original maturity date of ninety days or less to be cash equivalents.

**Securities Transactions**

Proprietary and customer securities transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are stated at fair value with related realized and unrealized gains or losses reflected in principal transactions in the statement of income. Fair value is generally based on published market prices or other relevant factors including independent price quotations and the Company's valuation models using methodologies such as the present value of known or estimated cash flows. Profit and loss arising from all investment transactions entered into for the account and risk of the Company as well as related commission expenses are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

**1. Summary of Significant Accounting Policies (cont.)**

**Revenue Recognition**

The Company recognizes revenue under ASC Topic 606 Revenue from Contracts with Customers ("ASC Topic 606"), as amended. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company may charge a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company's trading revenue is comprised of gains and losses resulting from the sale of investment securities. These gains and losses are recorded on a trade date basis. Accordingly, all related performance obligations related to the sale transaction are considered completed at trade date.

Interest income is recorded on an accrual basis. Margin Interest is recognized in accordance with our customer agreements.

**1. Summary of Significant Accounting Policies (cont.)**

**Property and Equipment**

Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method over the useful lives of the assets which range from three to five years.

**Concentration of Credit Risk**

The Company maintains cash in bank deposit accounts, which, at times, exceed federally insured limits. The Company has experienced no losses associated with these accounts.

**Interest Income**

Interest income is earned from the underlying securities owned, the deposits with the clearing organization, and collateralized financing transactions and are accounted for on an accrual basis.

**Interest Expense**

Interest expense is incurred on the Company's financing of its proprietary inventory. Such interest expense is accounted for on an accrual basis.

**Use of Estimates**

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (the "GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

**Income Taxes**

The Company, with the consent of its Parent, has elected under the Internal Revenue Code to be a Qualified Subchapter S Subsidiary ("QSSS"). As a QSSS, the Company's income or loss is included in its Parent's tax return. The Parent is a Subchapter S corporation which is 100% owned by an individual, who is taxed on all of the Company's taxable income, if any. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Parent's federal tax status as a pass-through entity is based on its legal status as an S Corporation. The Company's Parent is not subject to state and local income taxes. As of December 31, 2020, the Company's Parent's federal tax return generally remains open for the last three years.

**1. Summary of Significant Accounting Policies (cont.)**

**Subsequent Events**

Management has evaluated subsequent events through February 26, 2021, the date which the financial statements were available for issue.

**New Accounting Pronouncements**

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). The new guidance requires an entity to measure all expected credit losses for financial assets measured at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts as opposed to delaying recognition until the loss was probable of occurring. The Company's assets within the scope of ASU 2016-13 include receivable from clearing organizations and receivables from related parties on the Company's statement of financial condition. The Company adopted ASU 2016-13 on January 1, 2020 on a prospective basis with no material adjustment to the opening balance in retained earnings. The Company utilizes the loss-rate method for measuring future credit losses. Management has concluded there is no impact to the financial statements from the application of ASU 2016-13 as of December 31, 2020.

**2. Fair Value**

Accounting Standards Codification ("ASC") 820 *Fair Value Measurements and Disclosures* defines fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The company held no securities at December 31, 2020; therefore there was no balance for the fair value of investments in securities.

**3. Due to / Due From Clearing Organization**

Included in the due to / due from the clearing organization are amounts due from or payable to the clearing organization utilized by the Company. The Company's principal source of short-term financing is provided by the clearing organization from which it can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements. The amounts due from or payable to the clearing organization are payable on demand. As of December 31, 2020 the amounts receivable from the clearing organization were greater than the amounts due to it. Amounts receivable from the clearing organization at December 31, 2020 was $213,720.

**4. Deposits with Clearing Organization**

Amounts represent the Company's required cash collateral deposits with the Company's clearing organization. At December 31, 2020, the Company's deposits with a clearing organization were $500,000.

**5. Property and Equipment**

Property and equipment consists of the following at December 31, 2020:

| | | |
|---|---|---|
| Equipment | $ | 104,849 |
| Property | | 5,643 |
| Less accumulated depreciation | | (72,629) |
| | $ | 37,863 |

Depreciation expense for the year ended December 31, 2020 was $4,261.

**6. Transactions with Customers**

For transactions where the Company's clearing organization extends credit to customers, the clearing organization seeks to control the risks associated with these activities by contractually requiring customers to maintain margin collateral in compliance with various regulatory and clearing organization guidelines.

The Company applies the provisions of the Accounting Standard Codification ("ASC") 460 Guarantees, Including Indirect Guarantees of Indebtedness of Others. ASC 460 provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2020, there were no customer balances maintained at its clearing organization and subject to such indemnification. During 2020, the Company incurred no losses under the terms of this indemnification. In accordance with the margin agreement between the clearing organization and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

**7. Gain From Write-Off of Accounts Payable**

During the year ended December 31, 2020, the Company wrote-off $52,412 in accounts payable that are past the statute of limitations for collections in the state of Florida. This amount was recognized as a gain in the statement of income.

**8. COVID Considerations**

There are current uncertainties in the economy related to the COVID-19 outbreak that emerged in early 2020, which have led to increased market volatility. The period over which such volatility will persist, as well as any longer term adverse effects on the world economies and markets, is difficult to predict as the situation is still evolving. The Company's revenues and results for the next financial year may continue to be impacted by COVID-19, and the extent of such impact will depend on how long the pandemic continues and other factors, including effect on world economies and markets.

**9. Commitments**

The Company pays rent for office space under an operating lease with an original term expiring April 30, 2018 and is now month-to-month. The Company was also committed to pay rent on storage space under an operating lease that is month-to-month.

Rent expense on the lease arrangements related to occupancy was approximately $103,452 for the year ended December 31, 2020.

**10. Contingencies**

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial condition or operating results of the Company.

**11. Principal Transactions**

The Company's principal transactions by reporting categories, for the year ended December 31, 2020, included the following:

| | | |
|---|---|---|
| Asset backed securities | $ | 2,970,270 |
| Equity securities | | (225,504) |
| Total principal transactions | $ | 2,744,766 |

**12. Related Party Transactions**

The Company paid its Parent a total of $60,000 for consulting services. Such amounts are included in the statement of income within professional services fees.

The Company entered into trades of securities with affiliates during 2020 for a total net buy amount of $4,215,709. The net gain resulting from these trades totaled $1,921,957 and is included in the statement of income within revenues from principal transactions.

The Company owes its related parties $27,196 for expenses paid on behalf of the company.

The Company received $64,800 of commissions from related party transactions.

**13. Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. At December 31, 2020, the Company had regulatory net capital of $2,923,554, an excess of $2,823,554 over the required minimum net capital of $100,000. At December 31, 2020, the Company's percentage of aggregate indebtedness to net capital was 3.52%

A deposit in the amount of $500,000 is held with the clearing organization and is considered an allowable asset in the computation of net capital.